Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:     + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:  www.drreddys.com

July 28, 2026

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on July 22, 2026

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended June 30, 2026, conducted on July 22, 2026. Also please note that this transcript of the call has been uploaded on our website and are available at the following link.

Weblink: https://www.drreddys.com/cms/sites/default/files/2026-07/DRL_Q1FY27EarningsCall%20Transcript_22July2026.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy’s Laboratories Limited’s

Q1FY27 Earnings Call

July 22, 2026

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Aishwarya Sitharam: Head – Investor Relations

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Aishwarya Sitharam:	Good day, everyone, and welcome to the Quarter 1 FY27 earnings call of Dr. Reddy’s Laboratories Limited. We appreciate your continued interest in our Company. I’m Aishwarya Sitharam, Head of Investor Relations at Dr. Reddy’s. Joining us today are members of the leadership team, Mr. Erez Israeli, our Chief Executive Officer and Mr. M. V. Narasimham (MVN), our Chief Financial Officer.

Our quarterly financial results have been published earlier today and are available on our website for your reference.

We will start today’s call with MVN providing an overview of our financial performance for the quarter. Following that, Erez will share his insights on key business highlights, as well as the Company’s strategic outlook. We will then open the floor for questions.

All commentary and analysis during this call are based on our IFRS Consolidated financial statements. Please note that certain non-GAAP financial measures may also be discussed. Reconciliations to the corresponding GAAP measures are included in our press release. I would like to remind everyone that the ‘Safe Harbor’ provisions outlined in our press release today apply to all forward-looking statements made during this call.

Before we proceed, I would like to call out a few housekeeping points. All participants will be in the ‘listen-only’ mode during the opening remarks. Should you need any technical assistance during the call, please use the chat function in your Zoom application. The chat, however, will not be monitored for any questions to the management. This session is being recorded, and both the recording as well as the transcript will be made available on our website shortly. Please note that this call is the proprietary material of Dr. Reddy’s Laboratories Limited and may not be rebroadcasted or quoted in any media or public forum, without prior, written consent from the company.

With that, let me hand the call over to MVN to present the financial highlights for the quarter. Over to you, MVN.

M. V. Narasimham:	Thank you, Aishwarya. Greetings to everyone on the call. It is my pleasure to walk you through our financial performance for the first quarter of FY27.

The business reported a revenue decline of 5.6% and an EBITDA margin of 12.5% for the quarter, reflecting the impact of lower lenalidomide revenues, which contributed to the corresponding period last year, as well as a provision of ₹240 crores for inventory and other costs associated with the recent semaglutide API related challenges. Notably, the underlying base business, excluding lenalidomide, continued to deliver healthy double-digit growth across all key geographies, including North America, supported by new product launches and favourable currency movements.

All financial figures in this section are translated into US dollars, using a convenience translation rate of ₹94.66, the exchange rate prevailing as of June 30, 2026.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Consolidated revenues stood at ₹8,071 crores, which is US$853 million, a decline of 5.6% YoY and a growth of 7.4% on a sequential basis. Strong performance across key markets, further aided by favourable forex, was offset by lower Lenalidomide sales. NRT revenues declined primarily due to the change in operating model post-integration, under which rebates and discounts are offered to distributors and recognized net of revenues, as compared to the transition period when sales were managed by the seller, Haleon. This change in operating model is profit neutral.

Consolidated gross profit margin was 46.5%, a decrease of 1,039 basis points YoY and an increase of 169 basis points sequentially. The decline in margins during the quarter was largely on account of lower lenalidomide sales, the semaglutide API related provision mentioned earlier, as well as higher solvent cost on account of the Middle East conflict. The reported gross margin was 51.6% for Global Generics and 4.5% for PSAI. Excluding the semaglutide API related provision mentioned earlier, the overall margin was 49.4%, while that for Global Generics was 53.8% and for PSAI was 12.9%.

The SG&A spend was at ₹2,882 crores, an increase of 12% YoY and 4% sequentially, accounting for 36% of revenues. The YoY increase was primarily driven by higher personnel costs due to annual increments, adverse forex movement, targeted investments in the branded businesses, as well as elevated freight costs arising from disruptions related to the Middle East crisis.

The R&D spend was at ₹577 crores, declined 8% YoY and up 6% sequentially, accounting for 7.1% of revenues and reflecting lower biosimilars development expenditure as compared to the previous year.

The underlying EBITDA, including other income, stood at ₹1,009 crores for the quarter, which is US$107 million, a decrease of 1,416 basis points YoY and 55 basis points sequentially, reflecting a margin of 12.5% of the revenues. Excluding the semaglutide API related provision, the margin was at 15.4%.

As a result, the profit before tax was at ₹553 crores, that is US$58 million, representing a margin of 6.8%. Excluding the semaglutide API related provision, the margin was at 9.8%.

Effective tax rate for the quarter was 21.3%, compared to 26% in the corresponding period last year. The ETR for the quarter was lower primarily due to reversal of previously recognized tax provisions no longer required consequent to the favourable resolution of tax assessment pertaining to the earlier year and a favourable jurisdictional mix for the quarter, in comparison to the same period in the previous year.

Profit after tax attributable to equity holders of the parent for the quarter stood at ₹443 crores, which is US$47 million, a margin of 5.5% on revenues, before adjusting for the semaglutide API related provision mentioned earlier. Diluted EPS for the quarter is ₹5.32.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Operating working capital as of 30th June 2026 was ₹14,353 crores, which is US$1.52 billion, a decrease of ₹81 crores over 31st March 2026. Capex cash outflow for the quarter stood at ₹307 crores, which is US$32 million. Cash flow during the quarter before acquisition related payout was negative ₹216 crores, which is negative US$23 million. As of June 30, 2026, we have a net cash surplus of ₹3,057 crores, i.e., US$323 million.

Foreign currency cash flow hedges executed through derivative instruments during the period are as follows. US Dollar 354 million hedged using combination of forwards & risk reversal options, scheduled to mature by March 2027. These contracts are hedged at a rate of ₹92.34 to 94.63 per US dollar. RUB 2.8 billion hedged at a fixed rate of ₹1.26 per Russian Ruble, with maturity falling within the next three months.

With this, I now request Erez to take us through the key business highlights..

Erez Israeli:	Thank you, MVN and good day to all of you. We appreciate you joining us today and thank you for your continued interest in our Company.

We remain consistent in our strategic priorities and committed to delivering growth and profitability through disciplined execution, as the operating environment continues to evolve. We are focused on strengthening our base businesses and building future growth engines in peptides, biosimilars, consumer health and innovation, while pursuing targeted business development initiatives to augment our organic growth efforts.

The underlying base business delivered healthy double-digit growth across all key geographies, including North America. The quarter’s EBITDA margin was adversely impacted by semaglutide-related challenges, including lower sales, provision for rejected batches, loss of production-linked incentives (PLI) and other associated costs, as well as the conflict in the Middle East. Excluding these impacts, we estimate that EBITDA margin would have been in the high-teens.

We are working towards resolving the issue and are planning to resume semaglutide commercial supplies by November. Importantly, there is no risk to any patient who has consumed the product. Patient safety and product quality remain our highest priorities and will continue to guide us in every decision we make.

We remain confident of a strong second half of the fiscal, with the resumption of semaglutide supplies. The strength of our base business, and our ongoing productivity initiatives will continue to support double-digit base business growth and steady margin improvement.

Let me now walk you through some of the key highlights of the quarter.

We commercialized a few key complex generic products, including the anti-cancer drug, bosutinib, a first-to-market launch with a 180-day of generic drug exclusivity for the 400 mg strength and nintedanib, used in the treatment of lung diseases in the United States. In Canada, we were the first company to secure approval for and launch semaglutide for the treatment of Type-2 diabetes. We launched oral semaglutide in India, and remain committed to building this important metabolic franchise, complemented by nutrition offerings such as Celevida ‘GLP+’ through our collaboration with Nestlé.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

We continue to make progress on bringing innovation to patients in underserved markets through partnerships. Our in-licensed novel therapy, toripalimab, for treatment of nasopharyngeal carcinoma, has entered the ₹100 crore club in less than two years of launch in India. During the quarter, we partnered with Innoviva Specialty Therapeutics to develop and commercialise, XACDURO®, used in treatment of hospital-acquired bacterial pneumonia in select markets across South and Central America, the Caribbean, Russia and CIS countries. Through our collaboration with Global Antibiotic Research and Development Partnership (GARDP) and our subsidiary, Aurigene Pharmaceutical Services Limited, we achieved an important milestone in our access agenda by securing Thai FDA approval for zoliflodacin, a first-in-class treatment for uncomplicated gonorrhoea. The approval came just six months after U.S. FDA approval, making Thailand the first LMIC country to approve the product.

On the regulatory front, the USFDA completed a Pre-License Inspection at our biologics manufacturing facility in Bachupally, Hyderabad in June 2026 and issued a Form 483 with seven observations, which we have already responded to well within the stipulated timelines.

Our commitment to good governance and sustainability continues to be recognized globally. During the quarter, we celebrated 25 years of our New York Stock Exchange listing, reinforcing our distinction as the first and only Indian pharmaceutical company listed on the exchange as well as our commitment to global best practices in governance, compliance, and capital market access. FTSE Russell placed us in the top 1% worldwide, while TIME–Statista ranked us 165th globally and 5th among Indian companies among the World’s Most Sustainable Companies.

Let me take you through the key business highlights for the quarter. Please note that all financial figures mentioned are reported in their respective local currencies.

Our North America Generics business reported revenues of US$236 million for the quarter, accounting for 27% of our overall revenues and reflecting a decline of 41% year-on-year and a growth of 19% sequentially. The year-on-year decline was primarily on account of lower revenues Lenalidomide. The underlying base business delivered double-digit growth, aided by new product launches. During the quarter, we launched six new products in the region, including complex generics such as bosutinib and nintedanib and we remain on track to bring more such products to market as we progress through the year.

Our branded franchises including India, Emerging Markets and consumer health business in Nicotine Replacement Therapy or NRT, together account for 52%* of our overall revenues, and remain an important source of stable margins for the Company.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Our Emerging Markets business recorded revenues of ₹1,833 crores, accounting for 23% of our overall revenues and reflecting a robust growth of 31% year-on-year and 2% quarter-on-quarter. Growth was driven by new product launches across markets and favourable currency movements. During the quarter, we introduced 43 new products across countries.

Our India business revenues were ₹1,718 crores, accounting for 21% of our overall revenues and delivering a robust, double-digit, year-on-year growth of 17% and 10% sequentially. This performance was primarily driven by the innovation franchise, new launches including acquired brands, price increases, and volume growth.

IQVIA June 2026 data highlights our continued outperformance of the Indian Pharmaceutical Market (IPM), with moving quarterly total (MQT) growth of 14.6% versus 13.5% for the IPM and moving annual total (MAT) growth of 13.5% versus 11.1% for the market. Our IPM Rank stood at 9th for the quarter and 10th for the year. We launched seven new brands during the quarter, further enhancing our domestic presence.

Our European business, which includes NRT, posted revenues of €131 million for the quarter, accounting for 18% of our overall revenues. Revenues were broadly in line with the corresponding period last year and declined 3% sequentially, on account of price erosion as well as the impact of operating model changes post NRT integration explained by MVN, offsetting the contributions from new product launches in generics. During the quarter, we launched 24 new generic products across markets, further expanding our European product portfolio.

Our PSAI business reported revenues of US$91 million, accounting for 11% of the overall revenues. Revenues declined 5% year-over-year and 10% sequentially, primarily on account of lower API volume uptake. During the quarter, we filed 38 Drug Master Files globally.

We remain focused on strengthening our core business, while building the next wave of growth across peptides, biosimilars, consumer health, and innovation. We will continue to advance key products such as Semaglutide and Abatacept, improve operational efficiency, and pursue value-accretive business development opportunities to drive long-term value creation.

With that, I invite your questions as we move into the Q&A session.

Aishwarya Sitharam:	Thank you very much, Erez. We will now begin the question-and-answer session. To join the question queue, please use the ‘raise hand’ option available on the bar at the bottom of your Zoom application. If you wish to exit the question queue, you may click on the ‘lower hand’ option. Participants are requested to not ask more than two questions at a time, and to rejoin the queue in case of any incremental queries. I would like to reiterate that the chat will not be monitored for any questions to the management. However, in case of any technical concerns, please do feel free to use the chat option to reach out to us.

The first question is from the line of Neha Manpuria from Bank of America. Neha, please go ahead.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Neha Manpuria:	Yes, my first question was that we had given a guidance of 20% margins excluding semaglutide. So, just wanted to get a sense of how we improve the current high teens margin that you’ve indicated, adjusted for semaglutide and the Middle East impact, given that we’re still uncertain about when semaglutide comes back and how much it comes back in the second half.

Erez Israeli:	Neha, if we are taking out from the 12.5% the impact of what we provided, plus what we did not sell, and in addition the PLI and the rest of the staff, what I said, the high teens, it’s actually around 18%. Okay, so the equivalent of the 19% last quarter, it’s 18% for this quarter. Still I maintain what we discussed a few weeks ago, that we are in the neighbourhood of the 20% and likely to stay. And that’s what we are saying we will do including the next quarter, which will not be with semaglutide, so that’s still the case to be in the neighbourhood of the 20%. As we will resume, with the assumption that we will come back with semaglutide in November, of course, the margins will be higher than that. So we are maintaining what we have discussed in June.

Neha Manpuria:	Understood. And, second question is on the US business. There seems to be a decline quarter-on-quarter, despite the fact that we launched Canada, we had bosutinib. And I’m adjusting the shelf stock adjustment in the base quarter here. What exactly happened in the US? Given we had the bosutinib FTF launch, I would have assumed some channel filling, as well as the Canada supplies.

Erez Israeli:	So, nothing happened, it’s actually in the right direction. It’s some timing of procurement of the product and the launch of the product was very successful. So overall, I’m still maintaining a double-digit growth for the US market. As you saw already in this quarter, we grew double-digit and it will continue throughout the year. So it’s double-digit growth in the United States. It’s just timing of product and nothing special.

Neha Manpuria:	Thank you so much.

Aishwarya Sitharam:	Thanks, Neha. The next question is from the line of Dr. Kunal Dhamesha from Macquarie. Kunal, go ahead, please.

Dr. Kunal Dhamesha:	Hi, good evening, thank you for the opportunity. First question on abatacept update. So, two aspects here. One on plant inspection, where we have got 7 observations, and we have submitted the response. But let’s say when we compare the observation, with the last inspection, which had 5 observations, how do those compare? And, second aspect. From an ongoing dialogue perspective with the US FDA on the product approval, what are the types of queries we are receiving? Is it on data on the clinical side, manufacturing-related, CMC-related? Colour here would be helpful.

Erez Israeli:	Sure. So, the 7 observations were very different, than those we got. And we believe that they’re addressable. And we sent all the relevant information to the US FDA on Friday, which was well within the stipulated time. So we will seek feedback, obviously, from the FDA of what we submitted. As related to the BLA, we did not receive any query as we speak. The goal date of the product is still in December and this is still intact. We did not have any query or any ask as of date.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Dr. Kunal Dhamesha:	Sure, and, on that inspection, what is your understanding? Would it require another inspection, or the response you have submitted would suffice?

Erez Israeli:	To my opinion, we should get approval.

Dr. Kunal Dhamesha:	Sure. So, that’s the first question. Second question is some of the productivity measures that we have talked about in the past, right? That we will try to improve the efficiencies. But the way I see it, when I look at the SG&A expense without R&D, QoQ is still higher, right? So, is there any specific cost-saving measures we are undertaking? If yes, what’s the quantum, in terms of saving that we can see, and when those measures would be visible in the overall performance?

M. V. Narasimham:	So, Kunal, we said our absolute SG&A amount will be largely in line with FY26 actuals. This quarter, whatever growth you have seen, largely is on account of adverse forex rate movement, as well as there’s elevated freight cost on account of the Middle East conflict. What increase you have seen on either QoQ or on the year over year, almost, 75% to 80% on account of these two factors. Otherwise, if you take it out, then there is not much of a significant increase.

Erez Israeli:	So, just to comment to your point, we are planning to grow in double digits and we are planning to grow the associate costs by low single digit. So, the productivity measures will be primarily that the sales that’s associated, obviously, with this S&M, will grow much faster than the expenses. 52% now of our business is branded markets. So naturally, in such a case, we need S&M to grow the business, and what is important, they will grow the sales much faster than the cost. In this case, we are talking about a gap of 10-12%, because between the sales growth and the cost growth and that’s the productivity you are going to see.

Dr. Kunal Dhamesha:	And when should we start this difference in the growth? I assume it would be gradual, right, eventually? Or it’s just linked to the revenue, and not any specific cost measure?

Erez Israeli:	No, no, it is. First of all, you already see that. And I know it’s hard because of all those one-time activities or war impact, but you already see it. And as time will go by, obviously, we’ll see it more. But the way to see it is that eventually the growth is in the Emerging Markets, most of the S&M is in the Emerging Markets. And the growth in Emerging Markets is right now north of 15%, and in some places more than 20%, while the cost growth is in very low single digits, if we take out the one-time activities.

Dr. Kunal Dhamesha:	Yeah, and last one, if I may just squeeze in. One is we have around ₹3,000 crores of cash on the balance sheet, right? So what kind of opportunities are we looking at from the business development activities? And secondly, on today’s announcement from US President on tariffs on generics, as to how we think about the overall development? I know the details are missing. But what would be your initial impression of that and how would you tackle that? Thank you.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Erez Israeli:	So, first of all, we are engaged in business development. I also mentioned it in my script. There are actually quite a few deals that we are engaging in all sectors, in generics, in innovation, in biosimilars, and hopefully we can announce those deals as we sign it. So the cash and the balance sheet will be used for inorganic.

On the tariff. We’ve been there last year. Obviously, it’s a tweet. And between a Tweet and the reality, a lot of things likely to happen. As we speak, I don’t see any reason to be concerned. Even according to the Tweet, we are supposed to have two years without tariff. It’s not practical to move any facility in two years. You know it well, everybody knows it well. So I’m assuming that it’s an opening for a discussion and dialogue. Both the IPA here in India, as well as the association in the United States have already engaged on that. So we will see as it evolves. Personally, I don’t, at this stage, give it too much weightage.

Aishwarya Sitharam:	Also if I may add, almost 25-30% of our revenues are actually being manufactured by CMOs in the US, so we already have that as a starting point.

Erez Israeli:	Yeah, but I will not give too much weight at this stage for that. Let’s see how it will evolve. We’ve been there last year. And, between how we started and how it ends, it was very, very different.

Dr. Kunal Dhamesha:	Sure, thank you, and all the best.

Aishwarya Sitharam:	Thanks, Kunal. The next question is from the line of Tausif Shaikh from BNP Paribas Exane. Tausif, please go ahead.

Tausif Shaikh:	Thanks, Aishwarya, for the opportunity. Good evening. First few questions on semaglutide pens and API. Can you tell us how many pens has Dr. Reddy’s been able to sell during the quarter? And a broad breakup regional-wise would be helpful.

Erez Israeli:	Yeah, so we sold 180,000 pens before we stopped. We were supposed to sell more, by the way, but obviously, that’s also part of the reason why there is relatively high level of provision that we had to do on material and batches that we could not use. Obviously, most of it will be for the market of Canada. We have also for India. We are still maintaining what I said 9 days ago. With the assumption that around the third week of September we are supposed to finish all the testing of the API and then supply to our partner, OneSource. We have the slotting and agreement with them, and if everything will go well, we should be able to give to the market 6 to 7 million pens between November and March.

Tausif Shaikh:	Yeah, that’s helpful. Second question on the semaglutide API. Just wanted to confirm that Dr. Reddy’s is also supplying this API to many global pharma manufacturers who are also your competitors in Canada and other markets. Just wanted to understand your strategy over here. How much percent of capacity Dr. Reddy plans to keep for captive consumption for the future?

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Erez Israeli:	No, we have plenty of capacity. The theoretical capacity - I’m saying theoretical because we need to scale up in the satisfactory manner - can go up to 550, but let’s say even without the expansion, it can be north of 300 as capacity. We have plenty of capacity for both third parties as well as ourselves. At this stage, not relevant, it’s more about the quality of the API, not the capacity.

Tausif Shaikh:	The last question about abatacept, what would be your timeline for the launch if the product has to be approved from a CMO? Can we expect some delay from the earlier guidance which we have planned in calendar year 2027?

Erez Israeli:	Abatacept is not out of a CMO. Abatacept is made by our own facility in Bachupally, and that’s the facility that underwent the FDA inspection. The timing is, launch upon approval. Right now, the goal date is December, so obviously, we hope for that. But we need to see whether we will get additional queries. And if not, we’ll stay intact.

Tausif Shaikh:	But I guess, we have filed the product from two of the facilities, right? The other one is from a CMO. We have done dual filings for the product, right?

Erez Israeli:	Abatacept was filed only from our Bachupally site.

Tausif Shaikh:	Understood, that’s helpful. I’ll get back in the queue.

Aishwarya Sitharam:	Thank you, Tausif. The next question is from the line of Damayanti Kerai from HSBC. Damayanti, please go ahead.

Damayanti Kerai:	Hi, thank you for the opportunity. My question is, again, on semaglutide. So, as you continue to work towards resuming supplies after addressing the OOS issues, we understand in some of your targeted markets, new players are getting approvals, etc. We understand you are B2B supplier to a few of them, but nonetheless, by the time you get back in these markets, how do you assess the competition scenario and your ability to gain market share there?

Erez Israeli:	So we believe right now that the demand for the 6 to 7 million pens will be there for us. And, it’s even backed with orders, so we believe that we’ll be able to sell all the 6 to 7. Obviously, it’s a bummer. We cannot deny it. The consequence is we lost the 4 months of sales. So, obviously, from the 10-11 to the 6-7, this is the impact on us. But we feel that we will stay there, and that the demand for the product is still very high. And the people that will enter the market in these 4 months, to the best of our knowledge, there are not that many, at least in the markets that we are planning to get approvals. So, it’s a bummer, but we believe that the product will stay solid for us.

Damayanti Kerai:	Okay, and, also wanted to understand, this API issue, will it impact the review of application for semaglutide in some of the markets, apart from, obviously, Canada, where you have approved product. But, say, in Brazil or in other markets, will the applications be halted till the time you resolve the API issue?

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Erez Israeli:	No, because the specifications (specs) stay the same. So, we are not changing the specs or the quality. It was just our ability to meet the specs in the scale-up batch of the API, which we need to resolve. But, the file is good. And the quality of the drug product is good. So, I don’t anticipate any delays or a change to our applications anywhere, including Brazil.

Damayanti Kerai:	Okay, so in how many countries you have filed a semaglutide application so far?

Aishwarya Sitharam:	More than 20, 30 countries.

Erez Israeli:	Oh, for sure. So, the program of the 80 countries remains the same. If I remember correctly, but please forgive me if I’m not fully accurate is around 30 countries already.

Damayanti Kerai:	Sure, and my last question is, how should we look at R&D and tax rate from here on? So, we understand this quarter had some benefit on the taxes, but on a normalized basis, how should we look for the full year?

M. V. Narasimham:	So, our tax rate is around 24% to 25% on the full year basis and R&D, what we have stated earlier, it is in the range of 7% to 8%.

Damayanti Kerai:	Okay, and any major R&D programs, after abatacept, where you plan to spend majority?

Erez Israeli:	So we have a long pipeline for the future, both on the peptides, as well as additional biosimilars. This year that it will be closer to the 7%, like MVN said, but most of the R&D spend is right now going to products post-2034, between 2034 to 2040 type of products. That’s where the R&D goes. Besides, of course, some allocation that comes for licensing fee, as well as remediation of products. But mostly, it’s for later products.

Damayanti Kerai:	Sure, thank you. I’ll get back in the queue.

Aishwarya Sitharam:	Thank you, Damayanti. The next question is from the line of Saion Mukherjee from Nomura. Saion, please go ahead.

Saion Mukherjee:	Yeah, thanks for taking my question. Since you last addressed on the semaglutide situation, is there any progress in terms of root cause analysis, and how you see possibility of a resolution? How do you assess the risk of that program at this stage?

Erez Israeli:	So we identified the root cause. We started, also, the activities in the site. There is a program management that takes us, again, to around September 22nd, September 23rd. The success rate is high, I don’t know exactly the percentage. If I need to throw a number, it’s somewhere between 80% to 90%. But there is a chance that it will fail, I just want to make sure, it’s not 100%, but we feel relatively confident. Let’s cross our fingers on that.

Saion Mukherjee:	I see, okay. And just one last one on CAPEX. What’s the guidance for this year on CAPEX and for next year, please?

Q1FY27 Earnings Conference Call Transcript July 22, 2026

M. V. Narasimham:	This year, I think around ₹1,800 crores on the full-year basis.

Saion Mukherjee:	And will this come down next year, you think?

M. V. Narasimham:	Hopefully, that’s what is our expectation, but around that range, because, there’s continuous specific product investments in biosimilars and peptides, and then a regular CAPEX, Saion. But already, if you see, earlier, we were in that ₹2,500 to 2,700 crores range, and from there, we have just this year, reduced to ₹1800 crores. I believe that it will stay at that level.

Saion Mukherjee:	Okay, sir, if I can just ask one question, because you mentioned about Middle East conflict and freight cost, etc. What’s the level of impact, either as a percentage of sale or in absolute amount, if you can quantify?

M. V. Narasimham:	Both solvents and the fright on the EBITDA is close to around 1%.

Saion Mukherjee:	Okay, and is there any improvement now? Because the conflict seems to have escalated once again, so how you see for the rest of the year?

M. V. Narasimham:	So, as long as it continues. Earlier we thought, suppose it stops, then all the solvent prices will decline. And now, because, once again, the war is going on, I think, this level of increase will stay at least up till December.

Saion Mukherjee:	I see. Okay, thank you.

Aishwarya Sitharam:	Thanks, Saion. The next question is from the line of Rahul Jeewani from IIFL. Rahul, please go ahead.

Rahul Jeewani:	Yeah, thank you, sir, for taking my question. I wanted some clarity in terms of our base business growth. Now, if I look at our North America revenue base, in FY22, it was close to a billion dollars. And if I take this quarter’s number, then we are annualizing at around US$950 million. Now, over these past 4 years, we have launched around 90 to 100 products in US. We did a Mayne acquisition as well, which contributed US$100 million in terms of incremental revenue. So, despite these launches and Mayne acquisition, where have we struggled in terms of driving growth on the base US business? So, if you can please comment on that.

Erez Israeli:	Obviously, we faced on the base of the FY22, or any other year that you’re referring, a significant price erosion that was through this period of time. In some of the years, it was even in double digits. In some of them, it was in single digits. This is, and you know that very well, very normal for the United States. And against that we brought new products, some brought more value and some less. Overall, I’m reiterating what I’m saying all along, that the US market, the generic piece of it, is at best single-digit growth, without the upsides. And from time to time, there is an upside that comes, we had upside through the years, whether it was lenalidomide, and before that there was other products. So, that piece of the market is a single-digit growth, even low single-digit type of a market, in which new products compensate for price erosion. The reason that we are still there, is that this group of products is what’s feeding the growth in Emerging Markets, as well as in Europe, so the leveraged growth. And what you see now in Europe, as well as in the Emerging Markets, is primarily the US portfolio that is growing there. So we moved from investing in the US to take a product and launch it globally. And, so overall, the ROI of the product that we launch in the years that you mentioned actually gave us a very, very good ROI. Just it’s not coming in the United States. We see it in the other markets. In addition to that, we’re obviously diversifying ourselves to other business models, as we stated. But to your analysis, you are correct. In this period of time, if you take out product like lenalidomide, your analysis is correct.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Rahul Jeewani:	Sure, sir, and do you think that we have lagged peers in terms of R&D productivity for the US generic business? Given that many of our Indian peers have been able to launch products in, let’s say, a respiratory segment or injectables, which has allowed them to scale up their US portfolio while we, obviously, seem to have had pretty muted performance on the US business over the past 4-5 year period. So, is there any issues in terms of the productivity for our R&D business, and do we have any measures in terms of evaluating this R&D productivity, particularly for the US generics business.

Erez Israeli:	So, to your question, yes, we failed in certain complex generics. We even stated some of them in the past, like iron sucrose, conjugated estrogen, some of the peptides that we were late, so the answer is yes. We did have these issues. I believe that, we corrected it. Obviously, as we know very well, the R&D expenses of today is for products that we will launch, on an average, 10 to 12 years from now. So, obviously, the products that we launched in this period of time were products that were developed before that. And we absolutely had productivity issues, and I believe that we took the right measures to correct it. And again, I agree with your observation. I believe that we took care of it.

Rahul Jeewani:	Sure, sir, and last question from my end. On abatacept, I was also under the impression that we would file abatacept from the partner facility as well, but right now you’re saying that abatacept is only filed from Bachupally. So, do you see any risk to abatacept now in terms of, let’s say, contributing to us in FY28, and are we evaluating an alternate site filing for abatacept?

Erez Israeli:	So abatacept was never meant to be filed from a CMO. It was developed and meant to be filed out of Bachupally from our CCM5, which is our drug substance, and our FFM2, which is the fill-in-finish, both of them in Bachupally. So that was always the plan. There was some discussion in the past whether, because of tariffs, we should get a CMO in the United States. We did engage with this issue, but tariff became not relevant. Plus any CMO that we will do now will have to be a post-approval supplement, because first they will have to approve the product, and then, based on that, you can add the information about the CMO. So any activity like that will be a post-approval supplement, and will require also relatively high cost, because, as you know, CMO of a biologics product is not cheap. At the moment, the launch will be out of Bachupally. About the risk, there are two types of risk. One is in the case that we will have additional queries on the GMP, and I believe that it’s addressable, like I mentioned, but it is possible to get. And second, queries that we may get on the BLA. If we will get this, naturally, can delay the launch of abatacept. As we speak today, the goal date for abatacept is in mid-December 2026.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Rahul Jeewani:	Sure, sir, that’s it from my side. Thank you.

Aishwarya Sitharam:	Thanks, Rahul. The next question is from the line of Vivek Agrawal from Citi. Vivek, please go ahead.

Vivek Agrawal:	Thanks, Aishwarya. Thanks for the opportunity. Just want to understand, the India business has done a good growth in the quarter. So, just want to understand what is organic growth, if we remove a couple of small acquisitions that made. Thank you.

Erez Israeli:	In India, if we remove the different acquisitions, it’s 15%?

M. V. Narasimham:	15.5%

Erez Israeli:	15.5%, fully organic.

Vivek Agrawal:	Understood. And does that include semaglutide supply as well?

M. V. Narasimham:	Not much, Vivek.

Vivek Agrawal:	Understood, thank you. Just one more question on bosutinib. So, does this include a full quarter impact of launch, or it’s just a very small launch in this quarter?

M. V. Narasimham:	It’s one month.

Aishwarya Sitharam:	Less than a month, actually. It’s two weeks.

Erez Israeli:	Its two weeks of supply and we have exclusivity on the 400 mg.

Vivek Agrawal:	Understood. Thanks, that’s from my side. Thank you.

Aishwarya Sitharam:	Thanks, Vivek. The next question is from the line of Dr. Bino Pathiparampil from Elara Capital. Bino, please go ahead.

Dr. Bino Pathiparampil:	Hi, good evening. Just a couple of quick questions. One, in Canada, I believe we had an arrangement to provide semaglutide to Sandoz as well. Does that deal still hold, and are they going to wait for our supplies to be back?

Erez Israeli:	Yeah, it still holds, and we believe that if supply will come back in in November, we’ll be able to meet the commitment to Sandoz.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Dr. Bino Pathiparampil:	Got it. And, second on bosutinib. I believe it’s a partnered product. You are selling it in the market. What would be the broad profit share arrangement? Is it equal or do you make only a distribution margin?

M. V. Narasimham:	So, overall, margin from this product is above company average margin.

Dr. Bino Pathiparampil:	Got it. Thank you.

Aishwarya Sitharam:	Thanks, Bino. The next question is from the line of Surya Patra, from PhillipCapital. Surya, please go ahead.

Surya Patra:	Yeah, thanks for the opportunity. My first question is about NRT. You mentioned in your opening remark that we have seen a decline this quarter. This is after the complete integration of the acquisition. So, can you give some sense of what led to this kind of decline, and whether this is a kind of a trend likely to be seen even in subsequent quarters?

Erez Israeli:	No, the trend is a trend of growth. What we had this quarter is that in some markets, because of the cutoff in inventory that were in the market, we did not sell in some weeks in this quarter. Plus the timing of the tender in Brazil, which we won but we did not sell in this quarter. So, overall, you should see continual growth and very, very healthy margin. So far, so good on this one.

M. V. Narasimham:	So, apart from what Erez said, Surya, there is another one. Till March 2026, last year, we were just dependant on Haleon and we were paying a certain fee. And this year, we completed the integration by March 2026. The entire sales we are operating as part of this new model. What Haleon was offering earlier, rebates and discounts, were not impacting the sales line. But this year, now, since we are directly distributing the product to the customers, the rebate and discounts we are giving is now part of the gross-to-net in the revenue line. Correspondingly, there is a SG&A reduction. Overall, if you look at the profit, it is neutral, absolutely, there’s no impact. Overall of this business, EBITDA margin is very healthy, and the business momentum is continuing in the very right direction.

Aishwarya Sitharam:	All right, thanks. Thanks, Surya. The next question is from the line of Shashank Krishnakumar, from Emkay Global. Shashank, please go ahead.

Shashank Krishnakumar:	Yeah, hi, thanks for taking my question. My first one was on our rituximab filing. I think one of our competitors has received interchangeability status recently. So does our filing also include comparative data, so that on approval, would we also get interchangeability on this product?

Erez Israeli:	Yeah, so, rituximab, for sure, will be interchangeable. As you know, rituximab approval in the United States got delayed. So for us, it’s mostly to obtain approvals, because the USFDA inspection, PLI, was for both abatacept and rituximab. Once we get, our partners will not have a problem to switch products. So, our products will be also interchangeable.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Shashank Krishnakumar:	Got it, thank you. That’s helpful. And second one on denosumab. I think, obviously, our filing was stuck because of issues at our partner’s facility. I believe our partner has addressed the FDA’s observations, but the resubmission obviously has to happen at our end. So, have we resubmitted the BLA for denosumab?

Erez Israeli:	The BLA is coming only from our partner. It is also making the products in that site, and we are now in discussions with the partner on what to do with this product.

Shashank Krishnakumar:	Got it. Thank you. That’s it from my side.

Aishwarya Sitharam:	Thanks, Shashank. Participants are requested to restrict the number of questions to just one to ensure that everyone on the call gets an opportunity to interact with management. The next question is from the line of Yogesh Soni, Haitong Securities. Yogesh, please go ahead.

Yogesh Soni:	Thanks for the opportunity. So my question is with regards to the semaglutide API provision that you have taken. If you could help us understand, had this provision not been taken, what would have been the pen volume that would have been sold? So the question is coming to understand what is the opportunity lost that we have faced, as a result of this API provision.

Erez Israeli:	So, the opportunity is about 3 to 4 million pens, assuming that we are coming back in November.

Yogesh Soni:	Understood. And, thank you for that. And second question is, in one and a half months of commercialization in this Canada market, what kind of market share did we enjoy in the semaglutide space?

Erez Israeli:	Yeah, so we did not have the chance to sell much, so I cannot really speak on market share. Obviously, we were one of the first to launch, along with Apotex. So, naturally, by the time that we’ll come back, it will probably be going to be only the two of us. So, naturally, one year or two, it’s a relatively high market share, but we did not manage to get market share, per se, as we did not sell much.

Yogesh Soni:	If I can, squeeze in one more question. So, given that we are looking to resume the supplies from November, what gives us the confidence of doing around 6 to 7 million pens, given that Apotex would have already scaled up its market share in the next 3 to 4 months. So how difficult does this target seem to us?

Erez Israeli:	So, the confidence is high. It’s not just Canada for us. By that period of time, we’ll have approval in quite a few markets, plus we have engagement with partners. We mentioned some of the names. So, the confidence is very high. Actually, all of our partners are looking forward that we’ll come back. So, like I mentioned before, I believe that we will have a solid demand for these 6 to 7 million pens. And also, I believe that our relationship with our partners will allow to make this product, as required. We just need to give them the API.

Yogesh Soni:	Thank you, Erez, for your clarifications.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Aishwarya Sitharam:	Thanks, Yogesh. I would once again request everyone to restrict the number of questions to just one, since we have many in the question queue. The next question is from the line of Amlan Jyoti Das from JP Morgan. Amlan, please go ahead.

Amlan Jyoti Das:	Yeah, so my question is regarding the Canada market. So we have seen that a third competitor has also got approval recently, and one of the other competitors are targeting a December end approval. So, with 3 to 4 players in the market, what kind of pricing do you see in the Canada market when supply resumes for you in November?

Erez Israeli:	Yeah, the partner that got approval is using our products. So I’m not anticipating any more prices, because the price went Day 1 to the type of market that reflect the three players and above. So I do not anticipate additional pricing or reimbursement pricing. And naturally, once we’ll come back and we’ll see how many more, we may have to change rebates or stuff like that, this is yet to be seen. But at the moment, also, the one that got approval is waiting for us to resolve the operation issues.

Amlan Jyoti Das:	So, just to put in perspective, what kind of prices do you expect then? So, would it be in the range of $30, say, or would it be lower than that? Could you just give us a directional sense on that?

Erez Israeli:	As you know, and I discussed it in previous meetings, the price in Canada is CAD 78. And then from that, you need to have the margins that you need to give to the relevant retailers, depends on the type of market, whether it is a private market, public market, or cash market. So, range is from 38%, which is for the retail, and for what you call the private market. And then depending on how many patients are also reimbursed by the relevant provinces, you may need to give additional 5% to 6% to the relevant province. That did not change from our previous meetings. It’s the same set of numbers.

Amlan Jyoti Das:	Thank you. My next question is regarding the US. So, you had guided for double-digit growth in the US. So is the guidance for the base business, excluding semaglutide. Just wanted a clarification on that.

Erez Israeli:	Yeah, semaglutide is in Canada. So we are not selling in the United States. So yeah, it’s without semaglutide, and without lenalidomide.

Amlan Jyoti Das:	So, ex lenalidomide, which primarily from the US, it will be double-digit growth.

Erez Israeli:	It’s a double-digit growth and was already there this quarter.

Amlan Jyoti Das:	Perfect, thanks.

Aishwarya Sitharam:	Thanks, Amlan. The next question is from the line of Sumit Gupta from Antique Stockbroking. Sumit, please go ahead.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Sumit Gupta:	Hey, hi, thanks for the opportunity. Sir, what are the biologics sales globally as of now, and when can we expect it to break even?

Aishwarya Sitharam:	It’s about 2% of the overall.

Erez Israeli:	It’s about 2% of our sales, and we are supposed to be profitable the day that we launch abatacept.

Sumit Gupta:	Okay. And how should we see abatacept going forward, let’s say, over the next 2 to 3 years? So, what is the timeline you expect?

Erez Israeli:	So we submitted the IV products in the United States. Like I mentioned before, December is the goal date. That’s the earliest we can get approval. We can launch upon approval. The Europe IV was also filed, but it’s very, very small, because in Europe, it’s primarily the subcutaneous. In terms of the subcutaneous, it will be in 2028, likely around March of 28, or February ’28 in the United States, and probably around September to October in Europe.

Sumit Gupta:	Understood, sir. Thank you.

Aishwarya Sitharam:	Thanks, Sumit. The next question is from the line of Vishal Manchanda from Systematix. Vishal, I would request you to restrict yourself to just one question, please.

Vishal Manchanda:	Hi, thanks for the opportunity. On our biologics plant inspection, can you share whether we had any observations related to sterility assurance?

Erez Israeli:	No, not as such, and like I mentioned before, all the observations are addressable, and we already answered them.

Vishal Manchanda:	And do you expect any scale-up issues in abatacept, like we saw in semaglutide?

Erez Israeli:	It’s obviously very, very different product. I hope not. We are not planning that. But, you know, in pharmaceutical, you never know. But right now, we are optimistic.

Vishal Manchanda:	Got it. And PLI incentives, if you can call out, do we expect any meaningful number here?

M. V. Narasimham:	So, in the first quarter financials, no PLI.

Vishal Manchanda:	Anything in the next 9 months? Meaningful?

M. V. Narasimham:	So, as per PLI scheme also, we should have, for the set of products, minimum growth. Once semaglutide supply resumes, we will assess, and then if the growth is there, and then PLI, we start accounting.

Vishal Manchanda:	Got it. Thank you.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Aishwarya Sitharam:	The next question is from the line of Krishnendu Saha from Quantum Mutual Funds. Krishnendu, please go ahead.

Krishnendu Saha:	Yeah, just quickly, we are supplying to partners with Sandoz, Aspen, and others. Is there any penalty we have to pay for failure to supply?

M. V. Narasimham:	So, here, as per the orders we received from India, like, Torrent and USV and whatever is as per the agreement, that’s already taken care of. And in case of Sandoz, Aspen, at this point of time, we don’t expect any such claims.

Krishnendu Saha:	Okay, and just to jog my memory, the API is being supplied from a USFDA plant, or which plant is it coming from?

M. V. Narasimham:	This is from our Vizag plant CTO-6, USFDA-approved plant.

Krishnendu Saha:	So, if there’s an OAI from this plant, does our approval in Canada get a setback?

Erez Israeli:	There’s no OAI. If there will be an OAI, then it will affect the US, maybe the Canadian will do that? But it’s very hypothetical, because the US inspected the plant already this year, and we got approval. So, not relevant. But that’s a hypothetical question. Canadian and American are different regimes.

Krishnendu Saha:	Okay, and this 400 mg for which we have exclusivity, how big is the market size, just for my knowledge, please?

Aishwarya Sitharam:	Bosutinib is about $300 million as far as the market concerned.

Krishnendu Saha:	And how’s the nicotine patch doing for us as of now? Any growth rates you’re seeing out there? Is it a profitable business for us?

Erez Israeli:	It’s profitable, it is growing, and we are very happy with it. We answered these questions before. Guys, if we can, not repeat questions. We’re happy to give our time, but please.

Krishnendu Saha:	Sure, thank you, thank you very much.

Aishwarya Sitharam:	The next question is from the line of Rupesh Tatiya from Longequity Partners. Rupesh, please go ahead.

Rupesh Tatiya:	Yeah, my question is on interchangeability in Canadian markets. So, there are these various provinces which gives out interchangeability designation, and also, I think private insurers also give interchangeability designation. And most of this insurance has a clause of mandatory generic substitutions. So, so could you give colour on what does it take to get this interchangeability designation, and when that happens, my expectation is all of the prescription volume will move to generics. So, when do we expect that to happen? So any colour on that will be helpful. And the other aspect also is the innovator’s product is recombinant product, and our product is synthetic product, so does that create some problems for this interchangeability tag?

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Erez Israeli:	So there is no problem with interchangeability in any market. The product is approved as generic and the type of the API doesn’t affect it. So the semaglutide is approved as a generic product. No issues of interchangeability, and you don’t need to prove anything beyond what the normal submissions. We had to show, obviously, comparability, as well as all the relevant safety, like immunogenicity and other data.

Rupesh Tatiya:	So next year, then, generics will have 80-90% market share in Canada. Is that a fair thing to assume?

Erez Israeli:	I don’t know about that. It’s about also the confidence of the people. At least at the launch time, the allocation of the retailers assume 60%, and then will grow.

Rupesh Tatiya:	Pardon for interruption. Insurance-driven market. I’m not asking about out-of-pocket or retail.

Erez Israeli:	I’m trying to answer that. It started with 60%, and likely to go higher. What exactly the number will be, I don’t know, but yeah, I believe that as the confidence and the supply will be there, it’s going to be primarily generic market.

Rupesh Tatiya:	Okay, and then just quickly, when do we expect Brazil approval for us, or any of our partners? Any time estimate you can give?

Erez Israeli:	It should be shortly. All the stuff about the rejection was reversed and we are expecting approval in the next few weeks.

Rupesh Tatiya:	Okay, thank you. Thank you for answering my questions.

Aishwarya Sitharam:	In the interest of time, we’ll take one last question from Saion Mukherjee. I think he’s joined back the queue.

Saion Mukherjee:	Yeah, thanks for taking the follow-up. Just a couple of questions. So, in the US, I think you mentioned 20-25 launches. How many we are expecting through the rest of the year, and are there any material launches, that are lined up, or you expect?

Erez Israeli:	So, altogether, right now, we are targeting 27. And, at least, we are supposed to have a reasonable launch, let’s call it, I cannot share the name of the product, already in the next couple of weeks. So, in the second quarter.

Saion Mukherjee:	And how large is the opportunity? Can you give an idea about the size or the revenue potential from that launch?

Erez Israeli:	It should be in the range of tens of millions of dollars, that specific launch.

Q1FY27 Earnings Conference Call Transcript July 22, 2026

Saion Mukherjee:	Okay, thank you. And MVN, I understand biologics and peptide facility operations are not generating any revenues at this point. What’s the revenue-cost mismatch there? What’s the cost that is hitting the P&L on account of this, which is not generating any revenues?

M. V. Narasimham:	So, in the biologics, already we invested in CCM-5 for abatacept. We are just waiting for approval, and then whatever are the expenses is already hitting our P&L. Similarly, we have created the capacities for peptides, both for API and formulation. So fill-finish also is there. Once these two products come, and definitely, then it will be profit positive.

Saion Mukherjee:	Yeah, but I was wondering if you can quantify the amount of cost that you’re incurring on account of these two at this point.

M. V. Narasimham:	I’ll just come back.

Saion Mukherjee:	Okay.

Aishwarya Sitharam:	That was the last question. Thanks, Saion. Thank you, everyone, for joining us today. We value your time and your participation on this call. If you have any further questions, or need any additional information, please do feel free to reach out to me. With that, we conclude today’s earnings call. Thank you very much.

*Note: The contents of this transcript have been edited for accuracy and readability, without altering the substance of the discussion.